3 October 2002

Company Announcements Office	Mayne Group Limited
Australian Stock Exchange	ABN 56 004 073 410
Level 4
20 Bridge Street	Level 21
Sydney NSW 2000	390 St Kilda Road

Melbourne Vic 3004
Phone 61 3 9868 0875
Fax 61 3 9868 0757

Dear Sir

Please find attached an announcement lodged in Canada overnight (AEST) by Aeterna Laboratories Inc regarding a licensing agreement between Mayne and Aeterna.

The agreement secures the rights in Australia, New Zealand, Canada and Mexico to Neovostat, an anti-cancer drug that is currently in Phase III clinical trials and has not yet been brought to market. The costs associated with securing the product rights and the ongoing milestone payments, pending the product being brought to market, are not expected to be material.

Yours faithfully,
Mayne Group Limited

John Priestley
Company Secretary

PRESS RELEASE
FOR IMMEDIATE RELEASE

Æterna signs a new agreement for marketing Neovastat™
in Australia, Canada and Mexico

*All amounts are in Canadian Dollars

Québec City, Quebec, October 1, 2002 - Æterna Laboratories Inc. (TSX: AEL; NASDAQ: AELA) today announced at the BioContact Quebec 2002 Symposium, that it has signed an agreement with Australian health care products and services company Mayne Group Limited (ASX: MAY.AX), incorporating the former Faulding Pharmaceuticals, for marketing Neovastat™ in Australia, New Zealand, Canada and Mexico. This agreement, together with earlier agreements with Medac GmbH of Germany and Grupo Ferrer of Spain for the European and Latin American markets, now extends Æterna’s coverage for Neovastat™ to near 45% of the oncology world market, bringing milestone payments in excess of $50 million to Æterna, in addition to return on manufacturing and royalties generated by sales of Neovastat™.

“This new agreement fits perfectly into our multipartnership strategy and represents an additional vote of confidence in our product,” declared Gilles Gagnon, Æterna’s President and Chief Operating Officer. “This agreement enables us to join forces with a multinational pharmaceutical company with oncology experience in 50 countries.”

Neovastat™ will complement Mayne’s existing strong product portfolio in the Canadian, Australian and Mexican markets.

“Mayne is attracted to the opportunity this partnership presents as the product has multiple mechanisms of action, an excellent safety profile, and well designed ongoing Phase III studies,” said Michel Charbonneau, President of Mayne Pharma, Canada Inc.

About Mayne

Mayne, which acquired Faulding in 2001, has businesses in pharmaceuticals (the manufacture of oral and injectable pharmaceuticals for distribution to more than 50 countries), health-related consumer products, hospitals, health services (pathology, diagnostic imaging, medical centres, pharmacy services), and logistics (contract logistics, time-critical express and cash logistics). Mayne, which is listed on the Australian Stock Exchange, has a presence in 60 countries and employs approximately 38,000 staff worldwide.

On 28 August 2002 Mayne announced it was progressing with a separation of its non-health care logistics assets, a process that the company expects to complete by the end of calendar 2002.

About Æterna and Neovastat™

Æterna Laboratories Inc. is a Canadian biopharmaceutical company and one of the world leaders in the development of angiogenesis inhibitors, primarily in oncology.

Its product, Neovastat™, is currently undergoing two Phase III clinical trials for treatment of lung and kidney cancer and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

Æterna also holds 64% of its subsidiary Atrium Biotechnologies, a company that develops and markets food supplements, specialty chemicals and active ingredients for the cosmetic, fine chemical, pharmaceutical, and nutrition industries. The Company currently markets over 500 products in 20 countries to industry leaders such as Estée Lauder, L’Oréal, Clarins, Chanel, Aventis, SanofiSynthelabo and Nestlé.

Æterna shares are listed on the Toronto Stock Exchange (AEL) and the NASDAQ (AELA).

News releases and additional information about Æterna are available on its Web site at Internet, www.aeterna.com.

Safe Harbor Statement

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company¦s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

Media relations:	Investor relations:
Paul Burroughs	Jacques Raymond
Tel.: (418) 652-8525 ext. 406	Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700	Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com	E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com